RBC Capital Markets®	Filed Pursuant to Rule 433 Registration Statement No. 333-208507

The information in this preliminary terms supplement is not complete and may be changed.

Preliminary Terms Supplement
Subject to Completion:
Dated August 5, 2016
Pricing Supplement Dated August __, 2016 to the Product Prospectus
Supplement No. TP-1, dated January 8, 2016, and the Prospectus Supplement and Prospectus, Each Dated January 8, 2016
$_________ Auto-Callable Contingent Coupon Barrier Notes Linked to the Lesser Performing of Two Equity Securities, Due February 9, 2017 Royal Bank of Canada

Royal Bank of Canada is offering Auto-Callable Contingent Coupon Barrier Notes (the “Notes”) linked to the lesser performing of two common equity securities (each, a “Reference Stock,” and collectively, the “Reference Stocks”). The Notes offered are senior unsecured obligations of Royal Bank of Canada, and will pay a quarterly Contingent Coupon at the annual rate of 12.96% if the price of each of the Reference Stocks is greater than or equal to its applicable Coupon Barrier. The Notes will not be listed on any securities exchange.
Reference Stocks	Initial Stock Price*	Trigger Price and Coupon Barrier
CVS Health Corporation (“CVS”)	[●]	80% of its Initial Stock Price
SPDR® S&P® Biotech ETF (“XBI”)	[●]	80% of its Initial Stock Price
For each Reference Stock, the Initial Stock Price will be its closing price on the Trade Date.
The Notes do not guarantee any return of principal at maturity. Any payments on the Notes are subject to our credit risk.
Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page PS-5 of the product prospectus supplement dated January 8, 2016, on page S-1 of the prospectus supplement dated January 8, 2016, and “Selected Risk Considerations” beginning on page P8 of this terms supplement.
The Notes will not constitute deposits insured by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation or any other Canadian or U.S. government agency or instrumentality.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Notes or determined that this terms supplement is truthful or complete. Any representation to the contrary is a criminal offense.
Issuer:	Royal Bank of Canada	Listing:	None
Trade Date:	August 5, 2016	Principal Amount:	$1,000 per Note
Issue Date:	August 10, 2016	Maturity Date:	February 9, 2017
Observation Dates:	Quarterly, as set forth on page P-2.	Coupon Payment Dates:	Quarterly, as set forth on page P-2.
Valuation Date:	February 6, 2017	Contingent Coupon Rate:	12.96% per annum
Contingent Coupon:
If the closing price of each Reference Stock is greater than or equal to its Coupon Barrier on the applicable Observation Date, we will pay the Contingent Coupon applicable to that Observation Date. You may not receive any Contingent Coupons during the term of the Notes.

Payment at Maturity (if held to maturity):
If the Notes are not called, we will pay you at maturity an amount based on the Final Stock Price of the Lesser Performing Reference Stock:
For each $1,000 in principal amount, $1,000 plus the Contingent Coupon at maturity, unless the Final Stock Price of the Lesser Performing Reference Stock is less than its Trigger Price.
If the Final Stock Price of the Lesser Performing Reference Stock is less than its Trigger Price, then the investor will receive at maturity, for each $1,000 in principal amount, the number of shares of the Lesser Performing Reference Stock equal to the Physical Delivery Amount, or at our election, the cash value of those shares.
Investors could lose some or all of the value of their initial investment if there has been a decline in the trading price of the Lesser Performing Reference Stock.

Lesser Performing Reference Stock:	The Reference Stock with the largest percentage decrease (or the smallest percentage increase, if none decrease) between its Initial Stock Price and its Final Stock Price.
Physical Delivery Amount:	For each $1,000 principal amount, a number of shares of the Lesser Performing Reference Stock equal to the principal amount divided by its Initial Stock Price and its Final Stock Price.
Call Feature:
If the closing price of each Reference Stock is greater than or equal to its Initial Stock Price on any Observation Date, the Notes will be automatically called for 100% of their principal amount, plus the Contingent Coupon applicable to that Observation Date.

Call Settlement Dates:	The Coupon Payment Date corresponding to that Observation Date.
Final Stock Price:	For each Reference Stock, its closing price on the Valuation Date.
CUSIP:	78013GBG9

	Per Note	Total
Price to public	100.00%	$
Underwriting discounts and commissions	%	$
Proceeds to Royal Bank of Canada	%	$
The initial estimated value of the Notes as of the date of this terms supplement is $970.70 per $1,000 in principal amount, which is less than the price to public. The final pricing supplement relating to the Notes will set forth our estimate of the initial value of the Notes as of the Trade Date, which will not be less than $950.70 per $1,000 in principal amount. The actual value of the Notes at any time will reflect many factors, cannot be predicted with accuracy, and may be less than this amount.  We describe our determination of the initial estimated value in more detail below.
If the Notes priced on the date of this terms supplement, RBC Capital Markets, LLC, which we refer to as RBCCM, acting as agent for Royal Bank of Canada, would receive a commission of approximately $17.50 per $1,000 in principal amount of the Notes and would use a portion of that commission to allow selling concessions to other dealers of up to approximately $17.50 per $1,000 in principal amount of the Notes. The other dealers may forgo, in their sole discretion, some or all of their selling concessions. See “Supplemental Plan of Distribution (Conflicts of Interest)” on page P-19 below.
We may use this terms supplement in the initial sale of the Notes.  In addition, RBCCM or another of our affiliates may use this terms supplement in a market-making transaction in the Notes after their initial sale. Unless we or our agent informs the purchaser otherwise in the confirmation of sale, this terms supplement is being used in a market-making transaction.

RBC Capital Markets, LLC

Auto-Callable Contingent Coupon Barrier Notes Linked to the Lesser Performing of Two Equity Securities, Due December 21, 2016
SUMMARY
The information in this “Summary” section is qualified by the more detailed information set forth in this terms supplement, the product prospectus supplement, the prospectus supplement, and the prospectus.
General:	This terms supplement relates to an offering of Auto-Callable Contingent Coupon Barrier Notes (the “Notes”) linked to the lesser performing of two equity securities (the “Reference Stocks”).
Issuer:	Royal Bank of Canada (“Royal Bank”)
Issue:	Senior Global Medium-Term Notes, Series G
Trade Date:	August 5, 2016
Issue Date:	August 10, 2016
Term:	Approximately six (6) months
Denominations:	Minimum denomination of $1,000, and integral multiples of $1,000 thereafter.
Designated Currency:	U.S. Dollars
Contingent Coupon:
We will pay you a Contingent Coupon during the term of the Notes, periodically in arrears on each Coupon Payment Date, under the conditions described below:
•         If the closing price of each Reference Stock is greater than or equal to its Coupon Barrier on the applicable Observation Date, we will pay the Contingent Coupon applicable to that Observation Date.
•         If the closing price of any of the Reference Stocks is less than its Coupon Barrier on the applicable Observation Date, we will not pay you the Contingent Coupon applicable to that Observation Date.
You may not receive a Contingent Coupon for one or more quarterly periods during the term of the Notes.

Contingent Coupon Rate:	12.96% per annum (3.24% per quarter)
Observation Dates:	Quarterly, on November 7, 2016 and the Valuation Date.
Coupon Payment Dates:	The Contingent Coupon, if applicable, will be paid on November 10, 2016 and the Maturity Date.
Call Feature:	If, on any Observation Date, the closing price of each Reference Stock is greater than or equal to its Initial Stock Price, then the Notes will be automatically called.
Payment if Called:
If the Notes are automatically called, then, on the applicable Call Settlement Date, for each $1,000 principal amount, you will receive $1,000 plus the Contingent Coupon otherwise due on that Call Settlement Date.

Call Settlement Dates:	If the Notes are called on any Observation Date, the Call Settlement Date will be the Coupon Payment Date corresponding to that Observation Date.
Valuation Date:	February 6, 2017
Maturity Date:	February 9, 2017
Initial Stock Price:	For each Reference Stock, its closing price on the Trade Date.
Final Stock Price:	For each Reference Stock, its closing price on the Valuation Date.
Trigger Price and Coupon Barrier:	For each Reference Stock, 80% of its Initial Stock Price.
Payment at Maturity (if held to maturity):
If the Notes are not called, we will pay you at maturity an amount based on the Final Stock Price of the Lesser Performing Reference Stock:
•         If the Final Stock Price of the Lesser Performing Reference Stock is greater than or equal to its Trigger Price, we will pay you a cash payment equal to the principal amount plus the Contingent Coupon otherwise due on the Maturity Date.

P-2	RBC Capital Markets, LLC

Auto-Callable Contingent Coupon Barrier Notes Linked to the Lesser Performing of Two Equity Securities, Due December 21, 2016

•         If the Final Stock Price of the Lesser Performing Reference Stock is less than its Trigger Price, you will receive at maturity, for each $1,000 in principal amount the number of shares of the Lesser Performing Reference Stock equal to the Physical Delivery Amount, or at our election, the Cash Delivery Amount. If we elect to deliver shares of the Lesser Performing Reference Stock, fractional shares will be paid in cash.
The value of the shares or cash that you receive will be less than your principal amount, if anything, resulting in a loss that is proportionate to the decline of the Lesser Performing Reference Stock from the Trade Date to the Valuation Date. Investors in the Notes could lose some or all of their investment if there has been a decline in the trading price of the Lesser Performing Reference Stock below its Trigger Price.

Physical Delivery Amount:
For each $1,000 in principal amount, a number of shares of the Lesser Performing Reference Stock equal to the principal amount divided by its Initial Stock Price, subject to adjustment as described in the product prospectus supplement. If this number is not a round number, then the number of shares of the Lesser Performing Reference Stock to be delivered will be rounded down and the fractional part shall be paid in cash.

Cash Delivery Amount:	The product of the Physical Delivery Amount multiplied by the Final Stock Price of the Lesser Performing Reference Stock.
Lesser Performing Reference Stock:	The Reference Stock with the largest percentage decrease (or the smallest percentage increase, if none decrease) between its Initial Stock Price and its Final Stock Price.
Market Disruption Events:
The occurrence of a market disruption event (or a non-trading day) as to any of the Reference Stocks will result in the postponement of an Observation Date or the Valuation Date as to that Reference Stock, but not to any non-affected Reference Stock.

Calculation Agent:	RBC Capital Markets, LLC (“RBCCM”)
U.S. Tax Treatment:
By purchasing a Note, each holder agrees (in the absence of a change in law, an administrative determination or a judicial ruling to the contrary) to treat the Note as a callable pre-paid contingent income-bearing derivative contract for U.S. federal income tax purposes.  However, the U.S. federal income tax consequences of your investment in the Notes are uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different from that described in the preceding sentence. Please see the discussion (including the opinion of our counsel Morrison & Foerster LLP) in the product prospectus supplement under “Supplemental Discussion of U.S. Federal Income Tax Consequences,” which applies to the Notes.

Secondary Market:
RBCCM (or one of its affiliates), though not obligated to do so, may maintain a secondary market in the Notes after the Issue Date.  The amount that you may receive upon sale of the Notes prior to maturity may be less than the principal amount.

Listing:	The Notes will not be listed on any securities exchange.
Clearance and Settlement:
DTC global (including through its indirect participants Euroclear and Clearstream, Luxembourg as described under “Description of Debt Securities—Ownership and Book-Entry Issuance” in the prospectus dated January 8, 2016).

Terms Incorporated in the Master Note:
All of the terms appearing above the item captioned “Secondary Market” on pages P-2 and P-3 of this terms supplement and the terms appearing under the caption “General Terms of the Notes” in the product prospectus supplement dated January 8, 2016, as modified by this terms supplement.

P-3	RBC Capital Markets, LLC

Auto-Callable Contingent Coupon Barrier Notes Linked to the Lesser Performing of Two Equity Securities, Due December 21, 2016
ADDITIONAL TERMS OF YOUR NOTES
You should read this terms supplement together with the prospectus dated January 8, 2016, as supplemented by the prospectus supplement dated January 8, 2016 and the product prospectus supplement dated January 8, 2016, relating to our Senior Global Medium-Term Notes, Series G, of which these Notes are a part. Capitalized terms used but not defined in this terms supplement will have the meanings given to them in the product prospectus supplement. In the event of any conflict, this terms supplement will control. The Notes vary from the terms described in the product prospectus supplement in several important ways. You should read this terms supplement carefully.
This terms supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the prospectus supplement dated January 8, 2016 and in the product prospectus supplement dated January 8, 2016, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. You may access these documents on the Securities and Exchange Commission (the “SEC”) website at www.sec.gov as follows (or if that address has changed, by reviewing our filings for the relevant date on the SEC website):
Prospectus dated January 8, 2016:
http://www.sec.gov/Archives/edgar/data/1000275/000121465916008810/j18160424b3.htm
Prospectus Supplement dated January 8, 2016:
http://www.sec.gov/Archives/edgar/data/1000275/000121465916008811/p14150424b3.htm
Product Prospectus Supplement dated January 8, 2016:
https://www.sec.gov/Archives/edgar/data/1000275/000114036116047446/form424b5.htm
Our Central Index Key, or CIK, on the SEC website is 1000275.  As used in this terms supplement, “we,” “us,” or “our” refers to Royal Bank of Canada.
Royal Bank of Canada has filed a registration statement (including a product prospectus supplement, a prospectus supplement, and a prospectus) with the SEC for the offering to which this terms supplement relates.  Before you invest, you should read those documents and the other documents relating to this offering that we have filed with the SEC for more complete information about us and this offering.  You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, Royal Bank of Canada, any agent or any dealer participating in this offering will arrange to send you the product prospectus supplement, the prospectus supplement and the prospectus if you so request by calling toll-free at 1-866-609-6009.

P-4	RBC Capital Markets, LLC

Auto-Callable Contingent Coupon Barrier Notes Linked to the Lesser Performing of Two Equity Securities, Due December 21, 2016
HYPOTHETICAL EXAMPLES
The examples below are based on the following terms:
Hypothetical Initial Stock Price (for each Reference Stock):	$100.00*
Hypothetical Trigger Price and Coupon Barrier (for each Reference Stock):	$80.00, which is 80.00% of its hypothetical Initial Stock Price
Contingent Coupon Rate:	12.96% per annum (or 3.24% per quarter)
Contingent Coupon Amount:	$28.925 per quarter
Observation Dates:	Quarterly
Principal Amount:	$1,000 per Note
* The hypothetical Initial Stock Price of $100 used in the examples below has been chosen for illustrative purposes only and does not represent the expected Initial Stock Price of any Reference Stock. The actual Initial Stock Price of each Reference Stock will be set forth on the cover page of the final pricing supplement relating to the Notes.
Final Stock Price of the Lesser Performing Reference Stock	Percentage Change of the Lesser Performing Reference Stock	Payment at Maturity (assuming that the Notes were not previously called)*	Physical Delivery Amount as Number of Shares of the Lesser Performing Reference Stock	Cash Delivery Amount
$200.00	100.00%	$1,032.40	n/a	n/a
$190.00	90.00%	$1,032.40	n/a	n/a
$180.00	80.00%	$1,032.40	n/a	n/a
$170.00	70.00%	$1,032.40	n/a	n/a
$160.00	60.00%	$1,032.40	n/a	n/a
$150.00	50.00%	$1,032.40	n/a	n/a
$140.00	40.00%	$1,032.40	n/a	n/a
$130.00	30.00%	$1,032.40	n/a	n/a
$120.00	20.00%	$1,032.40	n/a	n/a
$110.00	10.00%	$1,032.40	n/a	n/a
$100.00	0.00%	$1,032.40	n/a	n/a
$90.00	-10.00%	$1,032.40	n/a	n/a
$80.00	-20.00%	$1,032.40	n/a	n/a
$75.00	-25.00%	Physical or Cash Delivery Amount	10.00	$750.00
$70.00	-30.00%	Physical or Cash Delivery Amount	10.00	$700.00
$60.00	-40.00%	Physical or Cash Delivery Amount	10.00	$600.00
$50.00	-50.00%	Physical or Cash Delivery Amount	10.00	$500.00
$40.00	-60.00%	Physical or Cash Delivery Amount	10.00	$400.00
$30.00	-70.00%	Physical or Cash Delivery Amount	10.00	$300.00
$20.00	-80.00%	Physical or Cash Delivery Amount	10.00	$200.00
$10.00	-90.00%	Physical or Cash Delivery Amount	10.00	$100.00
$0.00	-100.00%	Physical or Cash Delivery Amount	10.00	$0.00
* Including the final Contingent Coupon, if payable.
The following examples illustrate how the payments at maturity set forth in the table above are calculated:
Example 1: The price of the Lesser Performing Reference Stock increases to a Final Stock Price of $150.
Because the Final Stock Price of the Lesser Performing Reference Stock is greater than its Trigger Price, an investor will receive at maturity, in addition to the final Contingent Coupon of $32.40, a payment of $1,000 per $1,000 in principal amount of the Notes.
Example 2: The price of the Lesser Performing Reference Stock decreases to a Final Stock Price of $90.
Although the Final Stock Price of the Lesser Performing Reference Stock is less than its Initial Stock Price, the Final Stock Price is above its Trigger Price and its Coupon Barrier. Therefore, an investor will receive at maturity, in addition to the final Contingent Coupon of $32.40, a payment of $1,000 per $1,000 in principal amount of the Notes.
Example 3: The price of the Lesser Performing Reference Stock decreases to a Final Stock Price of $40.
Because the Final Stock Price of the Lesser Performing Reference Stock is less than its Trigger Price and its Coupon Barrier, the Contingent Coupon will not be payable for the final interest period, and an investor will receive 10 shares of the Lesser Performing Reference Stock per $1,000 in principal amount of the Notes, or at the Issuer’s option, the Cash Delivery Amount, calculated as follows:
Physical Delivery Amount x Final Stock Price = 10 x $40 = $400.00

P-5	RBC Capital Markets, LLC

Auto-Callable Contingent Coupon Barrier Notes Linked to the Lesser Performing of Two Equity Securities, Due December 21, 2016
SELECTED RISK CONSIDERATIONS
An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the Reference Stocks.  These risks are explained in more detail in the section “Risk Factors” beginning on page PS-5 of the product prospectus supplement. In addition to the risks described in the prospectus supplement and the product prospectus supplement, you should consider the following:
•	Principal at Risk — Investors in the Notes could lose some or a substantial portion of their principal amount if there is a decline in the trading price of the Lesser Performing Reference Stock between the Trade Date and the Valuation Date. If the Notes are not automatically called and the Final Stock Price of the Lesser Performing Reference Stock on the Valuation Date is less than its Trigger Price, the value of the shares of the Lesser Performing Reference Stock or cash that you receive at maturity will represent a loss of your principal that is proportionate to the decline in the closing price of the Lesser Performing Reference Stock from the Trade Date to the Valuation Date. Any Contingent Coupons received on the Notes prior to the Maturity Date may not be sufficient to compensate for any such loss.
•	The Notes Are Subject to an Automatic Call — If on any Observation Date, the closing price of each Reference Stock is greater than or equal to its Initial Stock Price, then the Notes will be automatically called. If the Notes are automatically called, then, on the applicable Call Settlement Date, for each $1,000 in principal amount, you will receive $1,000 plus the Contingent Coupon otherwise due on that Call Settlement Date. You will not receive any coupon payments after the Call Settlement Date. You may be unable to reinvest your proceeds from the automatic call in an investment with a return that is as high as the return on the Notes would have been if they had not been called.
•	You May Not Receive Any Contingent Coupons — We will not necessarily make any coupon payments on the Notes. If the closing price of any of the Reference Stocks on an Observation Date is less than its Coupon Barrier, we will not pay you the Contingent Coupon applicable to that Observation Date. If the closing price of any of the Reference Stocks is less than its Coupon Barrier on each of the Observation Dates and on the Valuation Date, we will not pay you any Contingent Coupons during the term of, and you will not receive a positive return on, your Notes. Generally, this non-payment of the Contingent Coupon coincides with a period of greater risk of principal loss on your Notes. Accordingly, if we do not pay the Contingent Coupon on the Maturity Date, you will also incur a loss of principal, because the Final Stock Price of the Lesser Performing Reference Stock will be less than its Trigger Price.
•	The Notes Are Linked to the Lesser Performing Reference Stock Even if the Other Reference Stock Performs Better — If either of the Reference Stocks has a Final Stock Price that is less than its Trigger Price, your return will be linked to the lesser performing of the two Reference Stocks. Even if the Final Stock Price of the other Reference Stock has increased compared to its Initial Stock Price, or has experienced a decrease that is less than that of the Lesser Performing Reference Stock, your return will only be determined by reference to the performance of the Lesser Performing Reference Stock, regardless of the performance of the other Reference Stock.
•	Your Payment on the Notes Will Be Determined by Reference to Any Reference Stock Individually, Not to a Basket, and the Payment at Maturity Will Be Based on the Performance of the Lesser Performing Reference Stock — The Payment at Maturity will be determined only by reference to the performance of the Lesser Performing Reference Stock, regardless of the performance of the other Reference Stock. The Notes are not linked to a weighted basket, in which the risk may be mitigated and diversified among each of the basket

P-6	RBC Capital Markets, LLC

Auto-Callable Contingent Coupon Barrier Notes Linked to the Lesser Performing of Two Equity Securities, Due December 21, 2016
components. For example, in the case of notes linked to a weighted basket, the return would depend on the weighted aggregate performance of the basket components reflected as the basket return. As a result, the depreciation of one basket component could be mitigated by the appreciation of the other basket component, as scaled by the weighting of that basket component. However, in the case of the Notes, the individual performance of each Reference Stock would not be combined, and the depreciation of any Reference Stock would not be mitigated by any appreciation of the other Reference Stock.  Instead, your return will depend solely on the Final Stock Price of the Lesser Performing Reference Stock.
•	The Call Feature and the Contingent Coupon Feature Limit Your Potential Return — The return potential of the Notes is limited to the pre-specified Contingent Coupon Rate, regardless of the appreciation of the Reference Stocks. In addition, the total return on the Notes will vary based on the number of Observation Dates on which the Contingent Coupon becomes payable prior to maturity or an automatic call. Further, if the Notes are called due to the Call Feature, you will not receive any Contingent Coupons or any other payment in respect of any Observation Dates after the applicable Call Settlement Date. Since the Notes could be called as early as the first Observation Date, the total return on the Notes could be minimal. If the Notes are not called, you may be subject to the full downside performance of the Lesser Performing Reference Stock even though your potential return is limited to the Contingent Coupon Rate. As a result, the return on an investment in the Notes could be less than the return on a direct investment in the Reference Stocks.
•	Reinvestment Risk — If your Notes are redeemed early, the term of the Notes may be as short as approximately three months. You may be unable to reinvest the proceeds from an investment in the Notes at a comparable return for a similar level of risk if the Notes are redeemed prior to the Maturity Date.
•	Your Return May Be Lower than the Return on a Conventional Debt Security of Comparable Maturity — The return that you will receive on the Notes, which could be negative, may be less than the return you could earn on other investments. Even if your return is positive, your return may be less than the return you would earn if you bought a conventional senior interest bearing debt security of Royal Bank.
•	Payments on the Notes Are Subject to Our Credit Risk, and Changes in Our Credit Ratings Are Expected to Affect the Market Value of the Notes — The Notes are Royal Bank’s senior unsecured debt securities. As a result, your receipt of the amount due on any relevant payment date is dependent upon Royal Bank’s ability to repay its obligations at that time. This will be the case even if the prices of the Reference Stocks increase after the Trade Date. No assurance can be given as to what our financial condition will be during the term of the Notes.
•	There May Not Be an Active Trading Market for the Notes-Sales in the Secondary Market May Result in Significant Losses — There may be little or no secondary market for the Notes. The Notes will not be listed on any securities exchange. RBCCM and other affiliates of Royal Bank may make a market for the Notes; however, they are not required to do so. RBCCM or any other affiliate of Royal Bank may stop any market-making activities at any time. Even if a secondary market for the Notes develops, it may not provide significant liquidity or trade at prices advantageous to you. We expect that transaction costs in any secondary market would be high. As a result, the difference between bid and asked prices for your Notes in any secondary market could be substantial.
•	Owning the Notes Is Not the Same as Owning the Reference Stocks — The return on your Notes is unlikely to reflect the return you would realize if you actually owned the Reference Stocks. For instance, you will not receive or be entitled to receive any dividend payments or other distributions on the Reference Stocks during the term of your Notes. As an owner of the Notes, you will not have voting rights or any other rights that holders of the

P-7	RBC Capital Markets, LLC

Auto-Callable Contingent Coupon Barrier Notes Linked to the Lesser Performing of Two Equity Securities, Due December 21, 2016
Reference Stocks may have. Furthermore, the Reference Stocks may appreciate substantially during the term of the Notes, while your potential return will be limited to the applicable Contingent Coupon payments.
•	There Is No Affiliation Between the Reference Stock Issuers and RBCCM, and RBCCM Is Not Responsible for any Disclosure by those Companies — We are not affiliated with the issuers of the Reference Stocks. However, we and our affiliates may currently, or from time to time in the future engage in business with these companies. Nevertheless, neither we nor our affiliates assume any responsibilities for the accuracy or the completeness of any information that any other company prepares. You, as an investor in the Notes, should make your own investigation into the Reference Stocks and the companies in which they invest. None of these companies are involved in this offering, and have no obligation of any sort with respect to your Notes. These companies have no obligation to take your interests into consideration for any reason, including when taking any corporate actions that might affect the value of your Notes.
•	Our Business Activities May Create Conflicts of Interest — We and our affiliates expect to engage in trading activities related to the Reference Stocks that are not for the account of holders of the Notes or on their behalf. These trading activities may present a conflict between the holders’ interests in the Notes and the interests we and our affiliates will have in their proprietary accounts, in facilitating transactions, including options and other derivatives transactions, for their customers and in accounts under their management. These trading activities, if they influence the prices of the Reference Stocks, could be adverse to the interests of the holders of the Notes. We and one or more of our affiliates may, at present or in the future, engage in business with the issuers of the Reference Stocks, including making loans to or providing advisory services. These services could include investment banking and merger and acquisition advisory services. These activities may present a conflict between our or one or more of our affiliates’ obligations and your interests as a holder of the Notes. Moreover, we and our affiliates may have published, and in the future expect to publish, research reports with respect to the Reference Stocks. This research is modified from time to time without notice and may express opinions or provide recommendations that are inconsistent with purchasing or holding the Notes. Any of these activities by us or one or more of our affiliates may affect the price of the Reference Stocks, and, therefore, the market value of the Notes.
•	The Initial Estimated Value of the Notes Will Be Less than the Price to the Public — The initial estimated value set forth on the cover page and that will be set forth in the final pricing supplement for the Notes does not represent a minimum price at which we, RBCCM or any of our affiliates would be willing to purchase the Notes in any secondary market (if any exists) at any time. If you attempt to sell the Notes prior to maturity, their market value may be lower than the price you paid for them and the initial estimated value. This is due to, among other things, changes in the prices of the Reference Stocks, the borrowing rate we pay to issue securities of this kind, and the inclusion in the price to the public of the underwriting discount and the estimated costs relating to our hedging of the Notes. These factors, together with various credit, market and economic factors over the term of the Notes, are expected to reduce the price at which you may be able to sell the Notes in any secondary market and will affect the value of the Notes in complex and unpredictable ways. Assuming no change in market conditions or any other relevant factors, the price, if any, at which you may be able to sell your Notes prior to maturity may be less than your original purchase price, as any such sale price would not be expected to include the underwriting discount and the hedging costs relating to the Notes. In addition to bid-ask spreads, the value of the Notes determined by RBCCM for any secondary market price is expected to be based on the secondary rate rather than the internal funding rate used to price the Notes and determine the initial estimated value. As a result,

P-8	RBC Capital Markets, LLC

Auto-Callable Contingent Coupon Barrier Notes Linked to the Lesser Performing of Two Equity Securities, Due December 21, 2016
the secondary price will be less than if the internal funding rate was used.  The Notes are not designed to be short-term trading instruments.  Accordingly, you should be able and willing to hold your Notes to maturity.
•	The Initial Estimated Value of the Notes on the Cover Page and that We Will Provide in the Final Pricing Supplement Are Estimates Only, Calculated as of the Time the Terms of the Notes Are Set — The initial estimated value of the Notes will be based on the value of our obligation to make the payments on the Notes, together with the mid-market value of the derivative embedded in the terms of the Notes. See “Structuring the Notes” below. Our estimates are based on a variety of assumptions, including our credit spreads, expectations as to dividends, interest rates and volatility, and the expected term of the Notes. These assumptions are based on certain forecasts about future events, which may prove to be incorrect. Other entities may value the Notes or similar securities at a price that is significantly different than we do.
The value of the Notes at any time after the Trade Date will vary based on many factors, including changes in market conditions, and cannot be predicted with accuracy.  As a result, the actual value you would receive if you sold the Notes in any secondary market, if any, should be expected to differ materially from the initial estimated value of your Notes.
•	Market Disruption Events and Adjustments — The payment at maturity, each Observation Date, and the Valuation Date are subject to adjustment as described in the product prospectus supplement. For a description of what constitutes a market disruption event as well as the consequences of that market disruption event, see “General Terms of the Notes—Market Disruption Events” in the product prospectus supplement.
Additional Risks Relating to the Notes Linked to the XBI
•	There Is No Affiliation between the Investment Advisor or the Index Sponsor and RBCCM, and RBCCM Is Not Responsible for Any Disclosure by the Investment Advisor or the Index Sponsor — We are not affiliated with the investment adviser of the XBI or the index sponsor of its underlying index. You, as an investor in the Notes, should make your own investigation into the XBI and the companies in which it invests. None of these companies are involved in this offering, and have no obligation of any sort with respect to your Notes. These companies have no obligation to take your interests into consideration for any reason, including when taking any corporate actions that might affect the value of your Notes.
•	The Securities Composing the Underlying Index Are Concentrated in One Sector — All of the securities included in the underlying index are issued by companies in the biotechnology industry. As a result, the securities that will determine the performance of the XBI and the level of the underlying index, which the XBI seeks to replicate, are concentrated in one sector. Although an investment in the Notes will not give holders any ownership or other direct interests in the securities composing the underlying index, the return on an investment in the Notes will be subject to certain risks associated with a direct equity investment in companies in this market sector. Accordingly, by investing in the Notes, you will not benefit from the diversification which could result from an investment linked to companies that operate in multiple sectors.
•	An Investment in the Notes Is Subject to Risks Associated with the Biotechnology Sector — All of the stocks held by the XBI and included in its underlying index are issued by companies whose primary lines of business are directly associated with the biotechnology sector. The profitability of these companies is largely dependent on, among other things, demand for the companies’ products, safety of the companies’ products, regulatory influences on the biotechnology market (including receipt of regulatory approvals and compliance with complex regulatory requirements), pricing and reimbursement from third party payors, continued innovation, talent attraction and retention, maintaining intellectual property rights and intense industry competition. Any negative

P-9	RBC Capital Markets, LLC

Auto-Callable Contingent Coupon Barrier Notes Linked to the Lesser Performing of Two Equity Securities, Due December 21, 2016
developments affecting the biotechnology sector could affect negatively the price of the XBI and, in turn, could have an adverse effect on the value of the Notes and the payments on the Notes.
•	Adjustments to the XBI Could Adversely Affect the Notes — SSgA Funds Management, Inc. (“SSFM”), as the investment adviser of the XBI, is responsible for calculating and maintaining the XBI. The investment adviser can add, delete or substitute the stocks comprising the XBI. The investment adviser may make other methodological changes that could change the price of the XBI at any time. If one or more of these events occurs, the calculation of the closing price of the XBI on an Observation Date or of the amount payable at maturity may be adjusted to reflect such event or events. Consequently, any of these actions could affect the payments on the Notes and their market value at any time.
•	Changes That Affect the Underlying Index of the XBI Will Affect the Market Value of the Notes and the Amount You Will Receive at Maturity — The policies of the sponsor of the underlying index of the XBI concerning the calculation of that index, additions, deletions or substitutions of the components of that index and the manner in which changes affecting those components, such as stock dividends, reorganizations or mergers, may be reflected in that index and, therefore, could affect the share price of the XBI, whether the Notes are called on an Observation Date, the amount payable on the Notes at maturity, if applicable, and the market value of the Notes prior to maturity. The amount payable on the Notes and their market value could also be affected if the sponsor changes these policies, for example, by changing the manner in which it calculates the index, or if the calculation or publication of the index is discontinued or suspended.

P-10	RBC Capital Markets, LLC

Auto-Callable Contingent Coupon Barrier Notes Linked to the Lesser Performing of Two Equity Securities, Due December 21, 2016
INFORMATION REGARDING THE ISSUERS OF THE REFERENCE STOCKS
Each of the Reference Stocks is registered under the Securities Exchange Act of 1934 (the “Exchange Act”).  Companies with securities registered under that Act are required to file periodically certain financial and other information specified by the SEC.  Information provided to or filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC or through the SEC’s website at www.sec.gov.  In addition, information regarding the Reference Stocks may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents.
The following information regarding the issuers of the Reference Stocks is derived from publicly available information.
We have not independently verified the accuracy or completeness of reports filed by the issuers of the Reference Stocks with the SEC, information published by it on its website or in any other format, information about it obtained from any other source or the information provided below.
We obtained the information regarding the historical performance of each Reference Stock set forth below from Bloomberg Financial Markets.
We have not independently verified the accuracy or completeness of the information obtained from Bloomberg Financial Markets.  The historical performance of the Reference Stocks should not be taken as an indication of their future performance, and no assurance can be given as to the market prices of the Reference Stocks on any Observation Date or on the Valuation Date.  We cannot give you assurance that the performance of the Reference Stocks will not result in the loss of all or part of your investment.

P-11	RBC Capital Markets, LLC

Auto-Callable Contingent Coupon Barrier Notes Linked to the Lesser Performing of Two Equity Securities, Due December 21, 2016
CVS Health Corporation (“CVS”)
CVS Health Corporation is an integrated pharmacy health care provider. The company's offerings include pharmacy benefit management services, mail order, retail and specialty pharmacy, disease management programs, and retail clinics.
Information filed by the company with the SEC under the Exchange Act can be located by reference to its SEC CIK number: 0000064803. The company’s common stock is listed on the New York Stock Exchange (the “NYSE”) under the ticker symbol “CVS.”
Historical Information
Below is a table setting forth the intra-day high, intra-day low and period-end closing prices of this Reference Stock. The information provided in the table is for the four calendar quarters of 2009, 2010, 2011, 2012, 2013, 2014 and 2015, the first and second quarters of 2016, and for the period from July 1, 2016 to August 4, 2016.
Period-Start Date	Period-End Date	High Intra-Day Price of the Reference Stock ($)	Low Intra-Day Price of the Reference Stock ($)	Period-End Closing Price of the Reference Stock ($)
1/1/2009	3/31/2009	30.47	23.74	27.49
4/1/2009	6/30/2009	34.22	27.08	31.87
7/1/2009	9/30/2009	37.75	30.58	35.74
10/1/2009	12/31/2009	38.27	27.38	32.71
1/1/2010	3/31/2010	37.32	30.36	36.56
4/1/2010	6/30/2010	37.82	29.22	29.32
7/1/2010	9/30/2010	32.09	26.84	31.47
10/1/2010	12/31/2010	35.46	29.45	35.00
1/1/2011	3/31/2011	35.95	32.08	34.32
4/1/2011	6/30/2011	39.50	34.21	37.58
7/1/2011	9/30/2011	38.82	31.30	33.59
10/1/2011	12/31/2011	41.35	32.28	40.78
1/1/2012	3/31/2012	45.88	41.01	44.80
4/1/2012	6/30/2012	46.93	43.08	46.73
7/1/2012	9/30/2012	48.69	43.65	48.42
10/1/2012	12/31/2012	49.80	44.33	48.35
1/1/2013	3/31/2013	56.07	49.00	54.99
4/1/2013	6/30/2013	60.70	53.94	57.18
7/1/2013	9/30/2013	62.36	56.68	56.75
10/1/2013	12/31/2013	71.99	56.32	71.57
1/1/2014	3/31/2014	76.36	64.95	74.86
4/1/2014	6/30/2014	79.43	72.37	75.37
7/1/2014	9/30/2014	82.57	74.69	79.59
10/1/2014	12/31/2014	98.62	77.40	96.31
1/1/2015	3/31/2015	105.46	93.68	103.21
4/1/2015	6/30/2015	106.88	97.87	104.88
7/1/2015	9/30/2015	113.65	81.37	96.48
10/1/2015	12/31/2015	106.00	90.10	97.77
1/1/2016	3/31/2016	104.40	86.50	103.73
4/1/2016	6/30/2016	106.67	91.75	95.74
7/1/2016	8/4/2016	98.66	92.16	96.97
PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

P-12	RBC Capital Markets, LLC

Auto-Callable Contingent Coupon Barrier Notes Linked to the Lesser Performing of Two Equity Securities, Due December 21, 2016
The graph below illustrates the performance of CVS from January 1, 2009 to August 4, 2016, assuming an Initial Stock Price of $96.97, which was the closing price of this Reference Stock on August 4, 2016. The red line represents a hypothetical Coupon Barrier and Trigger Price of $77.58, which is equal to 80.00% of its closing price on August 4, 2016 (rounded to two decimal places). The actual Coupon Barrier and Trigger Price will be based on the closing price of the Reference Stock on the Trade Date.

P-13	RBC Capital Markets, LLC

Auto-Callable Contingent Coupon Barrier Notes Linked to the Lesser Performing of Two Equity Securities, Due December 21, 2016
The SPDR® S&P® Biotech ETF
The XBI is an investment portfolio maintained and managed by SSFM. The inception date of the XBI is January 31, 2006. The XBI is an exchange traded fund that trades on NYSE Arca under the ticker symbol “XBI.”
The XBI seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of the S&P® Biotechnology Select Industry® Index (the “underlying index”). The underlying index represents the biotechnology sub-industry portion of the S&P Total Market Index (“S&P TMI”), an index that measures the performance of the U.S. equity market. The XBI is composed of companies that are in the biotechnology sector.
The XBI utilizes a “replication” investment approach in attempting to track the performance of the underlying index. The XBI typically invests in substantially all of the securities which comprise the underlying index in approximately the same proportions as the underlying index. The XBI will normally invest at least 80% of its total assets in the common stocks that comprise the underlying index.
The S&P® Biotechnology Select Industry™ Index
The underlying index is an equal-weighted index that is designed to measure the performance of the biotechnology sub-industry portion of the S&P TMI. The S&P TMI includes all U.S. common equities listed on the NYSE (including NYSE Arca), the NYSE MKT, the NASDAQ Global Select Market, and the NASDAQ Capital Market. Each of the component stocks in the underlying index is a constituent company within the biotechnology sub-industry portion of the S&P TMI.
To be eligible for inclusion in the underlying index, companies must be in the S&P TMI and must be included in the relevant Global Industry Classification Standard (GICS) sub-industry.  The GICS was developed to establish a global standard for categorizing companies into sectors and industries.  In addition to the above, companies must satisfy one of the two following combined size and liquidity criteria:
•	float-adjusted market capitalization above US$500 million and float-adjusted liquidity ratio above 90%; or
•	float-adjusted market capitalization above US$400 million and float-adjusted liquidity ratio above 150%.
All U.S. companies satisfying these requirements are included in the underlying index. The total number of companies in the underlying index should be at least 35. If there are fewer than 35 stocks, stocks from a supplementary list of highly correlated sub-industries that meet the market capitalization and liquidity thresholds above are included in order of their float-adjusted market capitalization to reach 35 constituents. Minimum market capitalization requirements may be relaxed to ensure there are at least 22 companies in the underlying index as of each rebalancing effective date.
Eligibility factors include:
•	Market Capitalization: Float-adjusted market capitalization should be at least US$400 million for inclusion in the underlying index. Existing index components must have a float-adjusted market capitalization of US$300 million to remain in the underlying index at each rebalancing.
•	Liquidity: The liquidity measurement used is a liquidity ratio, defined as dollar value traded over the previous 12-months divided by the float-adjusted market capitalization as of the underlying index rebalancing reference date. Stocks having a float-adjusted market capitalization above US$500 million must have a liquidity ratio greater than 90% to be eligible for addition to the underlying index. Stocks having a float-adjusted market capitalization between US$400 and US$500 million must have a liquidity ratio greater than 150% to be eligible for addition to the underlying index. Existing index constituents must have a liquidity ratio greater than 50% to remain in the underlying index at the quarterly rebalancing. The length of time to evaluate liquidity is reduced to the available trading period for IPOs or spin-offs that do not have 12 months of trading history.
•	Takeover Restrictions: At the discretion of S&P, constituents with shareholder ownership restrictions defined in company bylaws may be deemed ineligible for inclusion in the underlying index. Ownership restrictions preventing entities from replicating the index weight of a company may be excluded from the eligible universe or removed from the underlying index.
•	Turnover: S&P believes turnover in index membership should be avoided when possible. At times, a company may appear to temporarily violate one or more of the addition criteria. However, the addition criteria are for addition to the underlying index, not for continued membership. As a result, an index constituent that appears to violate the criteria for addition to the underlying index will not be deleted unless ongoing conditions warrant a change in the composition of the underlying index.

P-14	RBC Capital Markets, LLC

Auto-Callable Contingent Coupon Barrier Notes Linked to the Lesser Performing of Two Equity Securities, Due December 21, 2016
Historical Information
Below is a table setting forth the intra-day high, intra-day low and period-end closing prices of the Reference Stock. The information provided in the table is for the four calendar quarters of 2009, 2010, 2011, 2012, 2013, 2014 and 2015, the first two quarters of 2016, and for the period from July 1, 2016 to August 4, 2016.
Period-Start Date	Period-End Date	High Intra-Day Price of the Reference Stock ($)	Low Intra-Day Price of the Reference Stock ($)	Period-End Closing Price of the Reference Stock ($)
1/1/2009	3/31/2009	18.86	14.36	16.05
4/1/2009	6/30/2009	17.14	14.39	16.90
7/1/2009	9/30/2009	18.97	15.56	17.89
10/1/2009	12/31/2009	18.14	15.52	17.88
1/1/2010	3/31/2010	20.70	17.82	19.98
4/1/2010	6/30/2010	20.66	15.96	17.26
7/1/2010	9/30/2010	19.86	16.49	19.79
10/1/2010	12/31/2010	21.53	19.31	21.03
1/1/2011	3/31/2011	22.26	20.35	22.26
4/1/2011	6/30/2011	25.29	22.29	24.37
7/1/2011	9/30/2011	25.24	18.24	19.84
10/1/2011	12/31/2011	22.68	18.68	22.13
1/1/2012	3/31/2012	27.56	21.94	26.79
4/1/2012	6/30/2012	30.00	24.29	29.49
7/1/2012	9/30/2012	32.20	28.12	31.14
10/1/2012	12/31/2012	32.15	27.13	29.30
1/1/2013	3/31/2013	33.58	29.99	33.29
4/1/2013	6/30/2013	37.84	32.13	34.75
7/1/2013	9/30/2013	44.14	35.68	43.05
10/1/2013	12/31/2013	44.11	37.79	43.40
1/1/2014	3/31/2014	57.50	42.70	47.49
4/1/2014	6/30/2014	51.92	38.46	51.35
7/1/2014	9/30/2014	54.64	44.66	51.99
10/1/2014	12/31/2014	63.90	47.28	62.21
1/1/2015	3/31/2015	81.57	60.67	75.17
4/1/2015	6/30/2015	87.20	67.88	84.08
7/1/2015	9/30/2015	91.11	59.16	62.25
10/1/2015	12/31/2015	73.80	60.27	70.08
1/1/2016	3/31/2016	69.11	44.16	51.66
4/1/2016	6/30/2016	59.87	48.98	54.09
7/1/2016	8/4/2016	64.93	53.80	63.53
PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

P-15	RBC Capital Markets, LLC

Auto-Callable Contingent Coupon Barrier Notes Linked to the Lesser Performing of Two Equity Securities, Due December 21, 2016
The graph below illustrates the performance of XBI from January 1, 2008 to August 4, 2016, assuming an Initial Stock Price of $63.53, which was the closing price of this Reference Stock on August 4, 2016. The red line represents a hypothetical Coupon Barrier and Trigger Price of $50.82, which is equal to 80.00% of its closing price on August 4, 2016 (rounded to two decimal places).  The actual Coupon Barrier and Trigger Price will be based on the closing price of the Reference Stock on the Trade Date.

P-16	RBC Capital Markets, LLC

Auto-Callable Contingent Coupon Barrier Notes Linked to the Lesser Performing of Two Equity Securities, Due December 21, 2016
SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)
We expect that delivery of the Notes will be made against payment for the Notes on or about August 10, 2016, which is the third (3rd) business day following the Trade Date (this settlement cycle being referred to as “T+3”).  See “Plan of Distribution” in the prospectus dated January 8, 2016. For additional information as to the relationship between us and RBCCM, please see the section “Plan of Distribution—Conflicts of Interest” in the prospectus dated January 8, 2016.
The value of the Notes shown on your account statement may be based on RBCCM’s estimate of the value of the Notes if RBCCM or another of our affiliates were to make a market in the Notes (which it is not obligated to do).  That estimate will be based upon the price that RBCCM may pay for the Notes in light of then prevailing market conditions, our creditworthiness and transaction costs.  For a period of approximately three months after the issue date of the Notes, the value of the Notes that may be shown on your account statement may be higher than RBCCM’s estimated value of the Notes at that time.  This is because the estimated value of the Notes will not include the underwriting discount and our hedging costs and profits; however, the value of the Notes shown on your account statement during that period may be a higher amount, reflecting the addition of RBCCM’s underwriting discount and our estimated costs and profits from hedging the Notes.  This excess is expected to decrease over time until the end of this period. After this period, if RBCCM repurchases your Notes, it expects to do so at prices that reflect their estimated value.
STRUCTURING THE NOTES
The Notes are our debt securities, the return on which is linked to the performance of the Reference Stocks.  As is the case for all of our debt securities, including our structured notes, the economic terms of the Notes reflect our actual or perceived creditworthiness at the time of pricing.  In addition, because structured notes result in increased operational, funding and liability management costs to us, we typically borrow the funds under these Notes at a rate that is more favorable to us than the rate that we might pay for a conventional fixed or floating rate debt security of comparable maturity.  Using this relatively lower implied borrowing rate rather than the secondary market rate, is a factor that is likely to reduce the initial estimated value of the Notes at the time their terms are set. Unlike the estimated value included in this terms supplement or in the final pricing supplement, any value of the Notes determined for purposes of a secondary market transaction may be based on a different funding rate, which may result in a lower value for the Notes than if our initial internal funding rate were used.
In order to satisfy our payment obligations under the Notes, we may choose to enter into certain hedging arrangements (which may include call options, put options or other derivatives) on the issue date with RBCCM or one of our other subsidiaries.  The terms of these hedging arrangements take into account a number of factors, including our creditworthiness, interest rate movements, the volatility of the Reference Stocks, and the tenor of the Notes.  The economic terms of the Notes and their initial estimated value depend in part on the terms of these hedging arrangements.
The lower implied borrowing rate is a factor that reduces the economic terms of the Notes to you.  The initial offering price of the Notes also reflects the underwriting commission and our estimated hedging costs.  These factors result in the initial estimated value for the Notes on the Trade Date being less than their public offering price.  See “Selected Risk Considerations—The Initial Estimated Value of the Notes Will Be Less than the Price to the Public” above.

P-17	RBC Capital Markets, LLC